Rajan Parmeswar, CPA Vice President, Controller and Chief Accounting Officer ParmeswarR@aetna.com tel: 860-273-7231 fax: 860-273-8989 151 Farmington Avenue, RT21 Hartford, CT 06156
July 23, 2014

VIA EDGAR CORRESP

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-16095

Dear Mr. Rosenberg:

We are in receipt of the letter from the Securities and Exchange Commission (the “Commission”) to Aetna Inc. (“Aetna”) dated July 10, 2014, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries). With respect to the Staff’s comment, enclosed herewith please find Aetna’s response. For ease of reference, the Staff’s comment has been reprinted in the enclosure to this letter immediately prior to our response.

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-273-7231 if you or other members of the Staff have questions regarding our response.

Sincerely,

/s/ Rajan Parmeswar
Rajan Parmeswar

Enclosure

Enclosure - Response to the Staff’s comment to Aetna contained in letter dated July 10, 2014
Staff Comment Reprinted in Italic Text - Aetna Response Follows

Exhibit 13.1
2013 Aetna Annual Report, Financial Report to Shareholders
Notes to Consolidated Financial Statements
Note 10: Financial Instruments
Financial Instruments Measured at Fair Value in our Balance Sheets, page 107

1.
In the first paragraph of your debt securities disclosure on page 108 you indicate that you obtained one price for each or your Level 2 debt securities and that you did not adjust any of these prices at December 31, 2013 or 2012. Please tell us whether you use third-party pricing services or brokers in determining the fair value of your Level 2 debt securities and if so, please provide us the following information regarding those securities:

•	The extent to which, and how, the information is obtained and used in developing the fair value measurement in the consolidated financial statements;

•	The dollar amount you valued using broker quotes or prices you obtained from pricing services;

•	Whether the broker quotes are binding or non-binding; and

•	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC Topic 820, Fair Value Measurements and Disclosures.

Our Response: At December 31, 2013 and 2012, our entire $18.3 billion and $17.3 billion, respectively, of Level 2 debt securities were fair valued based on prices obtained from independent third-party pricing services. None of our Level 2 debt securities were fair valued based on broker quotes. We perform the following procedures to ensure the prices obtained from third-party pricing services are consistent with ASC Topic 820, Fair Value Measurements and Disclosures:

•
At least annually, we obtain and review the pricing methodologies used by our independent third-party pricing services to confirm that the vendors’ prices are derived from observable inputs and that we understand the types of assumptions that underlie the pricing information provided by the vendors. The observable market inputs include but are not limited to quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets and inputs that are observable but not prices (e.g., interest rates and credit risks).

•
Each quarterly reporting period we select a sample of the Level 2 debt securities prices we receive from an independent third-party pricing service and compare them to prices provided by another independent third-party pricing service. Variances over a specified threshold are identified and reviewed to confirm the price provided by the first independent third-party pricing service represents an appropriate estimate of fair value.

•
In addition to the procedures described above, we have an internal investment team comprised of portfolio managers and credit analysts who are responsible for managing our overall investment portfolio. The team’s responsibilities include, but are not limited to, consistently comparing the prices obtained from third-party pricing services for select Level 2 debt securities to the team’s own independent estimates of fair value for those securities.